Filed by Broadcom Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: VMware, Inc.
Commission File No.: 001-33622
Date: June 22, 2022

[The following is a blog post posted on June 22, 2022 on both Broadcom Inc.’s “Broadcom Blogs” and Broadcom Software Group’s “Broadcom Software Blog”]

Broadcom and VMware: Planning for the next generation of infrastructure software

Helping customers and partners meet the needs of the future

In late May we announced our agreement to acquire VMware. Since that time, we’ve been meeting with many VMware customers and partners to tell them more about how this combination will deliver compelling benefits to them. We’ve also kicked off planning efforts for the post-closing company.

VMware is an iconic software company with a vibrant ecosystem, including hyperscalers, system integrators and channel partners. We don’t want to change any of that, and in fact, we want to embrace those relationships. We have tremendous respect for what VMware has built, supported by a skilled team of engineering talent. It is for all these reasons and more that we’ve committed to rebrand Broadcom Software Group as VMware.

Bringing VMware’s multi-cloud offerings and Broadcom’s software portfolio together after the deal closes will enable customers greater choice and flexibility to build, run, manage, connect and protect traditional and modern applications at scale across diversified, distributed environments. Simply put, this combination will help customers better meet the demands of the incredibly complex IT landscape head on. We share VMware’s commitment to working in close partnership with customers on joint engineering and innovation initiatives to drive enhanced value and performance.

The existing Broadcom Software business – including our portfolio of Value Stream Management, AIOps and Observability, Cybersecurity, Enterprise Automation and Continuous Delivery solutions – will be offered alongside the VMware solutions for cloud infrastructure, modern applications and anywhere workspace after the deal closes. Following the anticipated rebrand, customers will have the ability to purchase from the new VMware a broad portfolio of solutions that help enterprises build, manage and secure a wide variety of applications – from mainframe to client server to cloud-native via Kubernetes – and more securely deliver amazing end user experiences to any device anywhere. All of this means we will be placing more choice in customers’ hands.

Broadcom’s commitment

Delivering on this value proposition has never been more critical, and we recognize that enterprise customers are relying on both companies for high-performing and ubiquitous access to their critical applications. We have been listening closely to customer and partner feedback, and we are committed to getting it right.

We are approaching the post-closing planning phase of the transaction process with an open mind, while drawing from the lessons learned from our previous acquisitions of CA and Symantec Enterprise. This means that we’ll be working in close coordination with VMware to learn more about their go-to-market, product portfolio, approach to innovation, engineering talent, partner network and, of course, strong customer footprint.

The insights we’re gaining are only strengthening our confidence in the future of a combined Broadcom Software and VMware. VMware has great technology and respected products that will remain a source of significant value to the combined company going forward after the deal closes. And we recognize the central role that VMware’s deep customer relationships play in its success. Broadcom wants to preserve and grow these relationships – we’ll be investing in both the direct sales force across all key verticals as well as the partners that support the broader customer base.

From a product portfolio standpoint, this transaction presents a tremendous opportunity to advance our mutual focus on innovation. We recognize that customers value VMware because of its strong history of innovation and technology leadership. Broadcom also has a proud track record of significant R&D investment – as a company, we’ve grown total R&D spending 24x since 2009 – and this will remain a top priority after the deal closes with VMware as part of Broadcom. A key pillar of the combined company’s innovation roadmap will be to retain and support VMware’s engineering and R&D talent, and we are committed to this effort as we progress toward closing the transaction and thereafter.

All this said, we are still in the early days of this exciting journey. We will be carefully evaluating the proposed combined footprint and operating model of Broadcom Software plus VMware, and we will be approaching each decision with a commitment to transparency, innovation, value creation and maintaining the highest-quality experience for customers and partners. We will continue to welcome input from VMware leadership, employees, customers and partners as we plan for this next chapter, and we look forward to keeping you updated.

Additional Information about the Transaction and Participants in the Solicitation

Broadcom Inc. (“Broadcom”) intends to file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of VMware, Inc. (“VMware”) and that also constitutes a prospectus of Broadcom, as well as other relevant documents concerning the proposed transaction. We urge investors to read the proxy statement/prospectus and any other documents filed with the SEC in connection with the proposed transaction or incorporated by reference in the proxy statement/prospectus, if and when they become available, because they will contain important information. Investors may obtain these documents free of charge at the SEC’s web site (www.sec.gov). In addition, the documents filed with the SEC by Broadcom may be obtained free of charge on Broadcom’s website at https://investors.broadcom.com. Copies of the documents filed with the SEC by VMware will be available free of charge on VMware’s website at ir.vmware.com. The directors, executive officers, and certain other members of management and employees of VMware and Broadcom may be deemed to be participants in the solicitation of proxies in favor of the proposed transactions. Information about the directors and executive officers of Broadcom, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Broadcom’s proxy statement for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on February 18, 2022, and Broadcom’s Annual Report on Form 10-K for the fiscal year ended October 31, 2021, which was filed with the SEC on December 17, 2021. Information about the directors and executive officers of VMware, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in VMware’s proxy statement for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on May 27, 2022, VMware’s Annual Report on Form 10-K for the fiscal year ended January 28, 2022, which was filed with the SEC on March 24, 2022, a Form 8-K filed by VMware on April 22, 2022 and a Form 8-K filed by VMware on May 2, 2022.